04035935

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nintendo

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 03 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2544

FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 8/3/04

Nintendo

RECEIVED
2004 AUG -3 A 6:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

2004 ANNUAL REPORT
Nintendo Co., Ltd.

ARLS
3-31-04

Touch! Nintendo®

July 28, 2004

Nintendo®

Nintendo Co., Ltd.
11-1 Kamitoba hokotate-cho,
Minami-ku, Kyoto 601-8501
Japan

CONSOLIDATED FINANCIAL STATEMENTS

Nintendo Co., Ltd. and Consolidated Subsidiaries

FINANCIAL HIGHLIGHTS

Three months ended June 30, 2003 and 2004, and year ended March 31, 2004

The amounts presented herein are rounded down under one million yen except as otherwise denominated.

Numbers in parentheses are negative.

Yen in Millions

	Three months ended Jun. 30, 2004	Three months ended Jun. 30, 2003	Year ended Mar. 31, 2004
Net sales	**82,153**	83,821	514,805
Percentage change from the same period of the previous year	**(2.0%)**		
Operating income	**17,467**	7,245	107,683
Percentage change from the same period of the previous year	**141.1%**		
Income before income taxes and extraordinary items	**36,505**	17,713	50,140
Percentage change from the same period of the previous year	**106.1%**		
Net income	**22,635**	11,450	33,194
Percentage change from the same period of the previous year	**97.7%**		
Net income per share	**¥169.32**	¥85.52	¥246.93

During the first quarter ended June 30, 2004, in the electronic entertainment products division, sales of GAME BOY ADVANCE SP handheld system continued to expand. In the software category, titles such as the simple yet profound "Mario vs. Donkey Kong", the latest release from the popular "Kirby" series "Kirby & The Amazing Mirror", and the second edition of "FAMICOM MINI" series (which enables users to enjoy FAMICOM software on the GAME BOY ADVANCE system) enjoyed favorable sales.

As for home console related products, "Pikmin 2" was released in Japan. It features new elements added to the original "Pikmin" which had already been recognized as an innovative game at its launch. In addition, "Pokémon Colosseum", featuring vigorous battles of various Pokémon characters trained through games like "Pokémon Ruby/Sapphire" of GAME BOY ADVANCE titles, was released in Europe and contributed to the expansion of NINTENDO GAMECUBE hardware sales.

*Please note that the business of the company is affected by seasonal fluctuations. The first quarter falls under the period where demand is relatively low.

Yen in Millions

	Three months ended Jun. 30, 2004	Three months ended Jun. 30, 2003	Year ended Mar. 31, 2004
Financial position			
Total assets (1)	**1,037,956**	1,026,977	1,010,031
Shareholders' equity (2)	**907,967**	889,318	890,247
Ratio of net worth to total assets (2) / (1)	**87.5%**	86.6%	88.1%
Shareholders' equity per share	**¥6,791.92**	¥6,652.18	¥6,658.05

	Three months ended Jun. 30, 2004	Three months ended Jun. 30, 2003	Year ended Mar. 31, 2004
Cash flows			
Cash flows from operating activities	**41**	-	120,072
Cash flows from investing activities	**(10,895)**	-	(67,025)
Cash flows from financing activities	**(8,362)**	-	(24,088)
Cash and cash equivalents - Ending	**717,043**	-	720,114

Note: Numbers for three months ended Jun. 30, 2003 are undisclosed.

For the first quarter ended June 30, 2004, total assets increased by 27.9 billion yen compared to the balance at the end of the previous fiscal year. This was mainly due to the increase in notes and trade accounts receivable and investments in securities. Liabilities increased by 10.2 billion yen compared to the balance as of the end of the previous fiscal year. This was primarily due to the increase of accrued income taxes. Shareholders' equity increased by 17.7 billion yen compared to the balance at the end of the previous fiscal year due to earnings in this quarter.

As for consolidated cash flows, net cash from operating activities ended with a positive 41 million yen. Income before income taxes and minority interests provided positive cash flow of 37.4 billion yen, but was partially offset by foreign exchange losses and a decrease in notes and trade accounts payable. Net cash from investing activities ended with a negative 10.8 billion yen mainly because 11.8 billion yen was used in payment for investments in securities. Net cash from financing activities ended with a negative 8.3 billion yen as a result of cash dividend payments. However, due to the depreciation of the yen, the effect of exchange rate changes on cash and cash equivalents resulted in a positive 16.1 billion yen. As a result, cash and cash equivalents at the end of this first quarter decreased by 3.0 billion yen compared to the balance at the end of the last fiscal year.

SUMMARY OF CONSOLIDATED BALANCE SHEETS

As of June 30, 2003 and 2004, and March 31, 2004

Yen in Millions

	Jun. 30 2004	Mar. 31 2004	Change	%	Jun. 30 2003
[Assets]					
Current assets	**904,811**	890,761	14,050	1.6	910,406
Cash and deposits	**767,097**	767,270	(172)		708,065
Notes and trade accounts receivable	**35,143**	28,493	6,649		44,330
Inventories	**33,533**	30,955	2,578		98,260
Other current assets	**70,966**	67,071	3,895		65,180
Allowance for doubtful accounts	**(1,929)**	(3,028)	1,099		(5,430)
Fixed assets	**133,144**	119,269	13,874	11.6	116,571
Total	**1,037,956**	1,010,031	27,925	2.8	1,026,977
[Liabilities]					
Current liabilities	**123,174**	113,246	9,927	8.8	128,634
Notes and trade accounts payable	**56,015**	57,945	(1,929)		66,045
Accrued income taxes	**23,160**	11,165	11,995		15,652
Other current liabilities	**43,998**	44,136	(137)		46,937
Non-current liabilities	**6,604**	6,304	300	4.8	8,900
Total liabilities	**129,779**	119,550	10,228	8.6	137,535
[Minority interests]					
Minority interests	**209**	232	(22)	(9.7)	124
[Shareholders' equity]					
Common stock	**10,065**	10,065	-	-	10,065
Additional paid-in capital	**11,584**	11,584	-	-	11,584
Retained earnings	**977,632**	964,524	13,107	1.4	952,140
Unrealized gains on other securities	**8,378**	6,650	1,728	26.0	2,783
Translation adjustments	**(12,784)**	(15,677)	2,893	(18.5)	(392)
Treasury stock, at cost	**(86,909)**	(86,898)	(10)	0.0	(86,861)
Total shareholders' equity	**907,967**	890,247	17,719	2.0	889,318
Total	**1,037,956**	1,010,031	27,925	2.8	1,026,977

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME

Three months ended June 30, 2003 and 2004, and year ended March 31, 2004

Yen in Millions

	Three months ended Jun. 30, 2004	Three months ended Jun. 30, 2003	Change	%	Year ended Mar. 31, 2004
Net sales	**82,153**	83,821	(1,668)	(2.0)	514,805
Cost of sales	**42,239**	53,674	(11,435)		307,233
Gross margin	**39,913**	30,146	9,767	32.4	207,572
Selling, general and administrative expenses	**22,446**	22,901	(454)		99,888
Operating income	**17,467**	7,245	10,222	141.1	107,683
Other income	**19,084**	10,678	8,406		11,391
Foreign exchange gain	**16,232**	7,624	8,607		-
Other	**2,852**	3,053	(200)		11,391
Other expenses	**45**	209	(164)		68,934
Foreign exchange loss	**-**	-	-		67,876
Other	**45**	209	(164)		1,057
Income before income taxes and extraordinary items	**36,505**	17,713	18,792	106.1	50,140
Extraordinary income	**1,297**	263	1,034		3,499
Extraordinary loss	**309**	21	288		674
Income before income taxes and minority interests	**37,494**	17,954	19,539	108.8	52,965
Income taxes	**14,881**	6,532	8,348		19,692
Minority interests	**(22)**	(29)	6		79
Net income	**22,635**	11,450	11,184	97.7	33,194

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months ended June 30, 2003 and 2004, and year ended March 31, 2004

Yen in Millions

	Jun. 30 2004	Jun. 30 2003	Mar. 31 2004
I Cash flows from operating activities:			
Income before income taxes and minority interests	**37,494**	-	52,965
Foreign exchange loss (gain)	**(16,231)**	-	54,166
Decrease (increase) in notes and trade accounts receivable	**(5,786)**	-	16,070
Decrease (increase) in inventories	**(2,222)**	-	70,805
Increase (decrease) in notes and trade accounts payable	**(6,393)**	-	(33,527)
Other, net	**(4,597)**	-	(10,027)
Sub-total	**2,262**	-	150,452
Income taxes paid	**(4,526)**	-	(39,945)
Other, net	**2,305**	-	9,565
Net cash provided by (used in) operating activities	**41**	-	120,072
II Cash flows from investing activities:			
Increase (decrease) in time deposits	**(1,696)**	-	(50,395)
Proceeds from sale (payment for acquisition) of marketable securities	**2,499**	-	(10,796)
Proceeds from (payment for) investments in securities	**(11,804)**	-	(8,486)
Other, net	**106**	-	2,653
Net cash provided by (used in) investing activities	**(10,895)**	-	(67,025)
III Cash flows from financing activities:			
Cash dividends paid	**(8,352)**	-	(18,745)
Other, net	**(10)**	-	(5,342)
Net cash provided by (used in) financing activities	**(8,362)**	-	(24,088)
IV Effect of exchange rate changes on cash and cash equivalents	**16,146**	-	(57,444)
V Net increase (decrease) of cash and cash equivalents	**(3,070)**	-	(28,486)
VI Cash and cash equivalents - Beginning	**720,114**	-	748,600
VII Cash and cash equivalents - Ending	**717,043**	-	720,114

Note: Numbers for three months ended Jun. 30, 2003 are undisclosed.

SALES INFORMATION

Three months ended June 30, 2003 and 2004

Yen in Millions

	Jun. 30 2004	Jun. 30 2003
Electronic entertainment products		
Hardware	**39,470**	45,402
Software	**42,045**	37,758
Sub-Total	**81,515**	83,160
Other Products	**637**	660
Total	**82,153**	83,821

SUPPLEMENTARY INFORMATION

1. CONSOLIDATED SALES UNITS AND NUMBER OF NEW TITLES

Sales Units in Ten Thousands
Number of New Titles Released

		Three months Apr.-Jun. '04	Three months Apr.-Jun. '03	Life-to-date through Jun. '04
GAME BOY ADVANCE	Hardware	232	324	5,372
	of which GAME BOY ADVANCE SP	217	274	1,933
	Software	1,747	1,058	20,127
	New titles Domestic	37	24	566
	The Americas	52	31	567
	Other	17	36	507
NINTENDO GAMECUBE	Hardware	65	8	1,522
	Software	736	618	11,524
	New titles Domestic	4	16	192
	The Americas	16	19	342
	Other	12	36	289

[Note] New titles-Other include new titles in the European and Australian markets.

2. BALANCE OF ASSETS IN MAJOR FOREIGN CURRENCIES WITHOUT EXCHANGE CONTRACT (NON-CONSOLIDATED)

U.S. Dollars / Euros in Millions

		As of Jun. 30, 2004	Average Exchange Rate three months Apr.-Jun. '04	Exchange rate Jun. 30, 2004
US$	Cash and Deposits	4,708	US$1.00＝	
	Accounts Receivable	307	￥109.77	￥108.43
EUR	Cash and Deposits	456	€1.00＝	
	Accounts Receivable	113	￥132.28	￥131.06

3. LAUNCH DATES OF PRIMARY NINTENDO PRODUCTS BY REGION

		GAME BOY ADVANCE		NINTENDO GAMECUBE	
Region	Category	Title	Launch Date	Title	Launch Date
Japan	(Software)	Kirby & The Amazing Mirror	Apr. 15	Pikmin2	Apr. 29
		Mario Golf: Advance Tour	Apr. 22	Wario World	May 27
		Famicom Mini: Second(10titles)	May 21	Legend of Golfer	Jun. 17
		Metroid: Zero Mission	May 27		
		Mario vs. Donkey Kong	Jun. 10		
The Americas	(Software)	Mario vs. Donkey Kong	May 24	Wario Ware, Inc.: Mega Party Game$	Apr. 5
		Classic NES Series(8titles)	Jun. 7	Custom Robo	May 10
		Mario Golf: Advance Tour	Jun. 21	The Legend of Zelda: Four Sword Adventures	Jun. 7
Europe	(Software)	Metroid: Zero Mission	Apr. 8	Pokémon Channel	Apr. 1
		F-ZERO GP Legend	Jun. 4	Pokémon Colosseum	May 14
		Donkey Kong Country2	Jun. 25	Mario Golf: Toadstool Tour	Jun. 18

Notes: 1.Launch dates may differ within the Americas and Europe regions depending on territories or countries.

2. Some names of the titles released in Japan are their Japanese names and may differ from other regions.



lio Giambi / Getty Images

Nintendo®



Since the launch of Famicom in 1983, video game industry revenue has grown to exceed that of the movie industry. During that time span, Nintendo has become a well-recognized international brand name, known for developing quality hardware products that enable the creation of unique games that are enjoyed by people regardless of nationality, culture, age or gender. The breadth and diversity of Nintendo's fan base illustrates the distinctive appeal of our products.

Unfortunately, in the current market, increasing numbers of casual gamers are not picking up controllers because games created using the old formula for success are no longer as appealing as they once were. Increasingly complex games with intricate game controls, while popular with avid game enthusiasts, are not what the majority of the game playing public is seeking. Most players are not looking for games that require them to invest large amounts of time and energy, instead most want games they can enjoy periodically, when there's a free moment in their day.

In Japan, the software market has been shrinking for the past few years and the North American market, which used to experience significant growth year after year, is seeing a slowing of that trend. Under such circumstances, a revolutionary approach to video game creation is required more than ever.

Currently, the game play skills of avid gamers far surpass those of novice players. Led by Nintendo, the industry needs to present a style of play that levels the playing field, so players of all skill levels can enjoy video games. In order to expand the market, we need to place everybody back at the same starting point.

Nintendo's powerful software development teams have the most impressive track record in the history of video games. Using our unparalleled talent and resources, Nintendo will continue to create innovative entertainment which resets players to the same starting point, regardless of the age, gender or whether they've played a video game. The first and most visible example of this effort will be our new handheld product, code-named Nintendo DS. With dual screens, touch capabilities, wireless communication, voice recognition technology and other unique features, this unprecedented portable game device will bring gaming to a new dimension.

Our efforts won't stop there. Nintendo's renewed focus will also effect software under development for Nintendo GameCube and Game Boy Advance. All together, our efforts will begin a gaming revolution.

Satoru Iwata

Satoru Iwata

President
Nintendo Co., Ltd.

new portable game machine **NINTENDO DS**







Seth Kushner / Getty Images



Dual Screens

Two LCD screens offer one of the most groundbreaking game-play advances ever developed: experiencing a game from two perspectives at once. This innovation allows developers to expand the originality of their game designs. For instance, in a role-playing game, the action could take place on the first screen while the second provides a reference for a player's tools inventory. The possibilities are limited only by developers' imaginations.



NINTENDO DS: Super Mario 64×4



Tony Latham / Getty Images

Touch Screen

The lower screen will offer something never before provided by any game device: PDA-like touch capabilities. Players no longer have to rely on just buttons to move characters or shift perspectives. They can navigate menus or access inventory items simply by touching the screen with a stylus or fingertip.



NINTENDO DS : Metroid Prime Hunters



McBride / Getty Images

Wireless

One of the two built-in wireless capabilities allow players to chat and play games without any connecting cords, completely untethered. By utilizing the wireless game sharing capabilities, multiple players can compete in games, even if only one person has a game card inserted.


Player 3
I'm starving...
Player 2
Player 1
I'm stuffed thank you...



Ma Reynolds / Getty Images



Microphone

A built-in microphone means that players might need only to tell their games what to do, using voice commands or hand-clapping to control the action. Voice recognition technology expands game creation possibilities.




Dual Screens


Touch Screen


Wireless


Microphone


Wireless Game Sharing


3D Graphics


Dual CPU: ARM9 + ARM7


New Media


Dual Slots: DS & GBA



©SuperStock Portfolio / amana images





DK : King of Swing



Mario Party Advance


Welcome to the POKéMON WIRELESS
CLUB DIRECT CORNER.

Pokémon FireRed & Pokémon LeafGreen



Mario vs. Donkey Kong


SWORD
Heavy Knight

Kirby & The Amazing Mirror



DK : King of Swing



Mario Party Advance



Mario Pinball



Mario vs. Donkey Kong



Donkey Kong Country 2



F-ZERO GP Legend



DK : King of Swing



Mario Pinball


Mega Titan

Kirby & The Amazing Mirror



Mario Pinball



Donkey Kong Country 2


PIKACHU Lv3
CHARMANDER Lv7
20/ 24
What will
CHARMANDER do?
FIGHT
BAG
POKéMON
RUN

Pokémon FireRed & Pokémon LeafGreen



Mario vs. Donkey Kong


NORMAL

Kirby & The Amazing Mirror



F-ZERO GP Legend

Nintendo GameCube Software Lineup from E3 2004



Legend of Zelda for Nintendo GameCube



Star Fox



Paper Mario 2



Metroid Prime 2 : Echoes



Mario Tennis



Legend of Zelda for Nintendo GameCube



Metroid Prime 2 : Echoes



Mario Tennis



Paper Mario 2



Fire Emblem



Legend of Zelda for Nintendo GameCube



Donkey Kong Jungle Beat



Metroid Prime 2 : Echoes



Mario Tennis



Donkey Kong Jungle Beat



Legend of Zelda for Nintendo GameCube



Odama



Legend of Zelda for Nintendo GameCube



Paper Mario 2



Fire Emblem


Nintendo
NINTENDO
GAMECUBE




SLOT-A
GAME BOY
PLAYER
EXT.



Nintendo's Products

Nintendo GameCube, Wave Bird, Game Boy Player, Game Boy Advance, e-Reader


NINTENDO
GAMECUBE
START/PAUSE
Y
X
A
B




GAME BOY ADVANCE SP
GAME BOY ADVANCE SP


Nintendo
GAME BOY ADVANCE SP




e-reader

Nintendo GameCube

Since it's domestic launch in September 2001, worldwide cumulative unit sales reached 14.57 million (domestic sales were 3.46 million). With more than 100 million copies of software sold to date, it demonstrates that GameCube owners love Nintendo's quality software.

*as of March 2004

Color variation—GC　Controller



4-player game play

Nintendo GameCube Wireless Controller

WaveBird

Everyone wants to be "free" when they play! The WaveBird Wireless Controller realizes this dream by eliminating cords and allowing Nintendo GameCube lovers to play "free" for more than 100 hours without replacing the batteries.

Nintendo GameCube

Game Boy Player

Do you know how to enjoy more than 1,500 Game Boy games on you television? The answer is the Game Boy Player. Simply attach the Game Boy Player to the bottom of the Nintendo GameCube, and you can sit back, relax and play your favorite Game Boy games on the big screen.


4-player game play
Game Boy
Game Boy Color
Game Boy Advance
Software

Game Boy Advance

Game Boy Advance is the portable platform offering the highest level of quality game play and communication. Together with its high-profile compact model, Game Boy Advance SP released in February 2003, they sold more than 5.14 million units worldwide. This portable entertainment machine will continue to pass along new forms of "fun" toward the world.

*as of March 2004

Color variation—GBA　　GBA SP

e-Reader

Slide a paper card imprinted with special codes to expand the world of play. The e-Reader can be used with the Game Boy Advance alone, but when it's connected to the Nintendo GameCube, players can unlock new characters and items that will breathe new life into games that have already been mastered.

History of Nintendo

Fusajiro Yamauchi, great-grandfather of Hiroshi Yamauchi (the former president and current executive adviser on the board of directors), began manufacturing and selling Japanese playing cards, Hanafuda (flower cards), in the Shimogyo-ward of Kyoto, Japan.

1902
Started manufacturing and selling the first western-style playing cards in Japan.

1947
Established Marufuku Co., Ltd.

1949
Hiroshi Yamauchi took office as President.

1951
Changed company name to Nintendo Playing Card Co., Ltd.

1952
Built headquarters in Higashiyama-ward in Kyoto, Japan and consolidated the manufacturing facilities.

1953
Became the first company to succeed in mass-producing plastic playing cards in Japan.

1959
Started selling cards printed with Walt Disney characters, opening a new market for children's playing cards in Japan.

1962
Listed stock on the second section of the Osaka Stock Exchange and on the Kyoto Stock Exchange.

1963
Changed company name to the current Nintendo Co., Ltd. Started manufacturing and selling games and toys in addition to playing cards.

1969
Built a production plant in Uji City, a suburb of Kyoto.

1970
Stock listing was changed to the first section of the Osaka Stock Exchange. Started selling the Beam Gun series, employing opto-electronics.

1973
Developed the Laser Clay shooting-range system to succeed bowling as a major pastime.

1974
Developed image projection system employing 16mm film projector and entered into the arcade business. Began exporting systems to the U.S. and Europe.

1977
Developed Nintendo's first home video game machines, TV Game 15 and TV Game 6.

1980
Established a wholly owned subsidiary, Nintendo of America Inc. in New York. Developed and started selling GAME & WATCH product line, the first portable LCD video games with a microprocessor.

1981
Developed and began distribution of the coin-operated video game Donkey Kong.

1982
Established Nintendo of America Inc. in Seattle, Washington, and merged the New York subsidiary into it.

1983
Started selling the home video game console Family Computer System employing a custom CPU (Central Processing Unit) and PPU (Picture Processing Unit). Listed stock on the first section of the Tokyo Stock Exchange.

1985
Began sales of the U.S. version of the Family Computer System called the Nintendo Entertainment System (NES) in America. The NES game, Super Mario Bros. became a smash hit around the world.

1986
Started selling the Family Computer Disk Drive System to expand the functions of the Family Computer System in Japan.NES released in Europe.

1988
On-line stock brokerage services utilizing the Family Computer Network System are started in Japan jointly with Nomura Securities. Enlarged Uji Factory and built Uji-Ogura Factory in order to keep pace with the rapid increase in product demand. Nintendo of America Inc. publishes the first issue of Nintendo Power magazine.

1989
Introduced Game Boy, the first portable, hand-held game system with interchangeable game paks,in Japan and the U.S.

1990
Nintendo enters the 16-bit market with the release of the Super Famicom in Japan. Established Nintendo of Europe GmbH in Frankfurt, Germany. Released Game Boy in Europe.

1991
The 16-bit Super Nintendo Entertainment System (Super NES), along with Super Mario World, is released in the U.S.

1992
Super NES released in Europe. Introduced Mario Paint game software for Super Famicom. Players create their drawings with a dedicated Super Famicom Mouse. Nintendo of America Inc. develops portable Fun Centers to help the Starlight Children's Foundation bring happiness to hospitalized children by allowing them to enjoy their favorite video games during hospital stays.

1993
Establish subsidiaries in France, UK, Netherlands, Belgium, Spain and Australia. The Nintendo Gateway program is introduced to provide Nintendo entertainment to airline passengers and hotel guests in the U.S. Built Uji-Okubo factory.

1994
The Super Game Boy accessory is released, expanding the library of games that can be played on the Super NES.Uji, Uji-Ogura and Uji-Okubo factories received ISO-9002.

1995
Started selling SatellaView adapter for Super Famicom in Japan, enabling the system to receive digital data from broadcast satellite.

1996
Nintendo 64 launches in Japan and the U.S. The first software title, Super Mario 64, is proclaimed by many as "the greatest video game of all time!" Nintendo introduces the Game Boy Pocket, a sleeker, 30-percent smaller version of the world's most popular hand-held video game system. Pokémon Red and Blue for Game Boy are introduced in Japan.

1997
Nintendo introduces the innovative Rumble Pak attachment for the Nintendo 64 controller which enables players to feel vibrations during gameplay. Nintendo 64 hits the European market. In Japan, *Nintendo introduces the Nintendo Power system to convenience* stores where game players can rewrite their Super Famicom game contents. Pokémon TV series starts in Japan.

1998
Nintendo introduces Game Boy Color along with innovative devices called the Game Boy Camera and Printer, bringing new life to the longest running hit in the history of interactive entertainment. Pokémon, a breakthrough game concept for Game Boy, is introduced to the rest of the world and generates an international craze to catch 'em all! Pokémon the 1st movie is released in Japan. Nintendo introduces Hey You, Pikachu! in Japan with Nintendo 64 VRS, the first voice recognition system for console video games. Nintendo introduces Pokémon Stadium for Nintendo 64, which makes use of 64GB Pak that transfers data from a Game Boy cartridge to the TV screen via the Nintendo 64 console.

1999
Game Boy Color games, Pokémon Gold & Silver, are introduced in Japan. Randnet DD, joint venture with Recruit Co., introduced "64DD" peripheral for Nintendo 64.

2000
Game Boy sells its one hundred millionth unit. Introduced Kirby's Tilt'n Tumble Game Boy game, the first video game software with "motion sensor" technology in Japan. Pokémon Crystal Version for Game Boy Color is introduced in Japan.The headquarters of Nintendo Co., Ltd. are relocated to the Minami-ward of Kyoto, Japan.

2001
Start selling Mobile Adapter GB system in Japan, which links Game Boy Color and Game Boy Advance to cell phones. Launched Game Boy Advance worldwide. The new version of Game Boy employs a 32-bit CPU and can generate 32,000 colors simultaneously on the screen. Launched Nintendo GameCube in Japan and in U.S. e-Reader, which scans special barcodes printed on paper cards, is introduced as a peripheral for Game Boy Advance. Introduce Nintendo GameCube Game Boy Advance Cable to connect Nintendo GameCube with Game Boy Advance.

2002
Nintendo GameCube hits European and Australian markets. Satoru Iwata takes office as President of Nintendo Co., Ltd. Introduced Pokémon Ruby & Sapphire for Game Boy Advance.

2003
Launched Game Boy Advance SP, equiped with front lit-screen, rechargeable Lithium-Ion battery, and compact folding design. Intoduced Game Boy Player, which enables Game Boy software to be played on the TV screen. Established the Tokyo Software Designing Department to facilitate development in Tokyo. Began an online membership service, Club Nintendo. iQue (China) Ltd., a china based affiliate introduced the iQue player in China.

Cumulative unit sales on consolidated basis

As of March 31, 2004
Units in Millions

Japan

Hardware


Game Boy
Nintendo 64
Game Boy Advance
Nintendo GameCube
32.47
5.54
*Game Boy Advance SP 3.68
13.21
3.46
15.00

Software


Game Boy
Nintendo 64
Game Boy Advance
Nintendo GameCube
157.04
39.75
47.00
18.90
50.00

As of March 31, 2004
Units in Millions

Outside Japan

Hardware



Game Boy
Nintendo 64
Game Boy Advance
Nintendo GameCube
86.22
27.39
*Game Boy Advance SP 13.48
38.19
11.12
40.00

Software



Game Boy
Nintendo 64
Game Boy Advance
Nintendo GameCube
343.91
185.22
136.80
88.98
150.00

Unit Sales Breakdown Outside Japan

Units in Millions

Hardware	The Americas	Other Regions
Game Boy	44.06	42.16
Nintendo 64	20.63	6.75
Game Boy Advance	24.81	13.38
Nintendo GameCube	7.85	3.27

Software	The Americas	Other Regions
Game Boy	190.61	153.30
Nintendo64	142.06	43.16
Game Boy Advance	96.47	40.33
Nintendo GameCube	64.58	24.39


Nintendo

Financial Review

Financial Highlights

Years ended March 31,	¥ Japanese Yen in Millions 2004	2003	$ U.S. Dollars in Thousands[A] 2004	2003
Net sales	¥514,409	¥503,748	$4,899,130	$4,797,600
Net income	33,194	67,267	316,134	640,640
Total assets	1,010,031	1,085,519	9,619,344	10,338,280
Shareholders' equity	890,248	890,370	8,478,550	8,479,711

Years ended March 31,	¥ Japanese Yen 2004	2003	$ U.S. Dollars[A] 2004	2003
Per share information				
Net income[B]	¥246.93	¥482.15	$2.35	$4.59
Cash dividends[C]	140	140	1.33	1.33

A: The amounts presented herein are stated in Japanese yen and have been translated into U.S. dollars solely for the convenience of readers outside Japan at the rate of ¥105 to US$1, the approximate rate of exchange at March 31, 2004.
B: The computations of net income per share of common stock are based on the weighted average number of shares outstanding during each fiscal year.
C: Cash dividends per share represent the amounts applicable to the respective years including dividends to be paid after end of the fiscal year.

Five-Year Summary

Years ended March 31,	2004	2003	2002	2001	2000
			¥ Japanese Yen in Millions		
For the period					
Net sales	¥514,409	¥503,748	¥554,413	¥462,196	¥530,340
Income before income taxes and minority interests	52,966	113,316	183,023	168,652	103,074
Net income	33,194	67,267	106,445	96,603	56,061
At the period-end					
Total assets	1,010,031	1,085,519	1,156,716	1,068,568	933,374
Property, plant and equipment - net	55,085	59,369	66,681	64,815	63,776
Shareholders' equity	890,248	890,370	935,075	834,952	757,448

Years ended March 31,	2004	2003	2002	2001	2000
			¥ Japanese Yen		
Per share information					
Net income[B]	¥246.93	¥482.15	¥751.39	¥681.90	¥395.73
Cash dividends[C]	140	140	140	120	120

Years ended March 31,	2004	2003	2002	2001	2000
			$ U.S. Dollars in Thousands[A]		
For the period					
Net sales	$4,899,130	$4,797,600	$5,280,125	$4,401,870	$5,050,856
Income before income taxes and minority interests	504,434	1,079,197	1,743,082	1,606,208	981,661
Net income	316,134	640,640	1,013,762	920,030	533,917
At the period-end					
Total assets	9,619,344	10,338,280	11,016,340	10,176,841	8,889,280
Property, plant and equipment - net	524,614	565,420	635,060	617,289	607,388
Shareholders' equity	8,478,550	8,479,711	8,905,479	7,951,919	7,213,795

Years ended March 31,	2004	2003	2002	2001	2000
			$ U.S. Dollars[A]		
Per share information					
Net income[B]	$2.35	$4.59	$7.16	$6.49	$3.77
Cash dividends[C]	1.33	1.33	1.33	1.14	1.14

A: The amounts presented herein are stated in Japanese yen and have been translated into U.S. dollars solely for the convenience of readers outside Japan at the rate of ¥105 to US$1, the approximate rate of exchange at March 31, 2004.
B: The computations of net income per share of common stock are based on the weighted average number of shares outstanding during each fiscal year.
C: Cash dividends per share represent the amounts applicable to the respective years including dividends to be paid after end of the fiscal year.

Analysis of Operations and Financial Review

Overview

In Fiscal 2004, the global video game industry faced hardware pricing competition while the U.S. market, which had maintained a high growth rate throughout the past, began to show signs of a slowdown. In addition, the domestic market continued to shrink, leaving the business environment in a crucial situation. Furthermore, in recent years, software development dependant on advancements in audio-visual technology is approaching the point where it can no longer be characterized as the key element in creating new and exciting video game software. It is becoming much more difficult to mesmerize people around the world by merely pursuing rich visual content and complexity.

Under such circumstances, Nintendo Co., Ltd. (the "Company") and its subsidiaries (together with the Company, "Nintendo") have focused on expanding sales of the home entertainment console NINTENDO GAMECUBE, while introducing new gaming ideas under the theme "connectivity and integration" with the handheld system GAME BOY ADVANCE. In addition, Nintendo is developing and distributing fascinating software that can be enjoyed by anyone around the world regardless of age, gender, cultural background, or previous game experience.

As a positive achievement, a new handheld device NINTENDO DS (tentative) was unveiled in May 2004, at the Electronic Entertainment Expo (E3).

Revenue and Expenses

"Pokémon Ruby/Sapphire", which was released in Japan and the Americas in the previous period, achieved worldwide availability with its European release last July. The title sold more than 6 million copies worldwide during the previous period and has surpassed the 6 million mark in worldwide unit sales this period as well. With respect to other GAME BOY ADVANCE titles, "Super Mario Advance 4" sold more than 2.5 million copies, "Donkey Kong Country" and "Mario & Luigi RPG" both sold more than a million copies, reflecting their worldwide acclaim. In Japan, new introductions were made ahead of other markets. "Pokémon Fire Red/Leaf Green", which provide a whole new gaming experience through wireless communication only available on handheld consoles, captivated newcomers to the franchise and sold more than 2 million copies. Meanwhile, the "FAMICOM MINI (Classic NES)" series, which enables users to enjoy NES software on the GAME BOY ADVANCE, stimulated demand of nostalgic gamers and was widely accepted, going platinum soon after its launch. Driven by favorable software sales, combined unit sales of GAME BOY ADVANCE and GAME BOY ADVANCE SP hardware were 17.6 million this period, cumulative unit sales reached 51.4 million.

With respect to GAMECUBE titles, popular franchise titles such as "Mario Kart: Double Dash!!" and "Mario Party 5" were launched during the holiday season where demand is expected to be at its highest. Notably, "Mario Kart: Double Dash!!" sold an outstanding 3.5 million copies after its November 2003 launch. "Pokémon Colosseum", which allows players to experience vigorous battles with Pokémon they have trained in exclusive GAME BOY ADVANCE "Pokémon" titles, sold more than a million copies. New titles are not the only titles that deserve attention. Nintendo software has been enjoyed by many for a long period of time. For example, "Super Smash Bros. Melee", which was released in 2001, sold more than a million units for 3 consecutive years. As for NINTENDO GAMECUBE hardware, unit sales significantly increased after a strategic markdown initiated last September.

As a result, consolidated net sales in Fiscal 2004 were ¥514.4 billion ($4,899 million). Gross margin was ¥207.5 billion ($1,977 million). The gross margin ratio increased by 2% compared with the previous fiscal year to 40%. Selling, general and administrative expenses amounted to ¥97.3 billion ($927 million). Operating income was ¥110.2 billion ($1,050 million). The operating income ratio increased by 2% compared with the previous fiscal year to 21%. Interest income was ¥9.0 billion ($86 million), while foreign exchange loss was ¥67.9 billion ($646 million) affected by Japanese yen appreciation. Due to such factors, net income was ¥33.2 billion ($316 million). The net income ratio decreased by 7% compared with the previous fiscal year to 6%.

Cash Flow

At March 31, 2004, Nintendo's cash and cash equivalents were ¥720.1 billion ($6,858 million).

Net cash provided by operating activities was ¥120.1 billion ($1,144 million) which was an increase of ¥143.6 billion compared with the previous fiscal year. The decrease in accounts receivable and inventory contributed to the overall increase.

Net cash used in investing activities was ¥67.0 billion ($638 million). Deposits to time deposits which had exceeded withdrawals contributed to the overall decrease.

Net cash used in financing activities was ¥24.1 billion ($229 million) with dividend payout accounting for a significant portion.

Financial Position

Nintendo's financial position continues to be very strong.

At March 31, 2004 total liabilities were ¥119.6 billion ($1,139 million), and the current ratio was 7.87:1. The balance of cash and cash equivalents was 6.02 times total liabilities. Working capital was ¥777.5 billion ($7,405 million). The number of days' sales in receivables decreased by 7 days compared with the previous fiscal year to 28 days. Inventories were ¥31.0 billion ($295 million). The number of days' sales in inventories decreased substantially to 22 days. Liabilities-to-equity ratio was 0.13:1 at March 31, 2004.

Common Stock Activity

During the fiscal year ended March 31, 2004, the Nikkei stock average rose 47% to ¥11,715.39 ($111.58). The Company's stock price ended the year at ¥10,510 ($100.10). The Company maintained its annual dividend level at ¥140 ($1.33) per share for Fiscal 2004. On a consolidated basis, the dividend payout ratio was approximately 57%. Foreign shareholders constituted 39% of total outstanding shares at March 31, 2004.

(Note) *The amounts presented herein are stated in Japanese yen and have been translated into U.S. dollars solely for the convenience of readers* outside Japan at the rate of ¥105 to US$1, the approximate rate of exchange at March 31, 2004.

Risk Factors

Various market risks that could significantly affect Nintendo's operating performance, share price, and financial condition are as follows:
Note that matters pertaining to the future presented herein are determined by Nintendo as of fiscal year ended March 31, 2004.

(1) Fluctuation in Foreign Exchange Rates
Nintendo distributes its products globally with overseas sales accounting for more than 70% of total sales. The majority of monetary transactions are made in local currencies. In addition, the Company holds a substantial amount of assets denominated in foreign currencies without exchange contracts. Thus, the fluctuation in foreign exchange rates would affect these assets if they were to be converted to Japanese yen or revaluated for financial reporting purposes. Japanese yen appreciation against the U.S. dollar or Euro would have a negative impact on Nintendo's performance.

(2) Failure of Financial Institutions
Nintendo holds a substantial amount of deposits in order to respond flexibly to future capital needs. There is no guarantee that financial institutions that have monetary transactions with Nintendo will not fail.

(3) Collectibility of Accounts Receivable and Notes Receivable
At Nintendo, based on contracts etc., a certain time period is required to collect receivables. During that time period, it is possible that those receivables may prove to be uncollectible.

(4) Fluctuation of the Market
Nintendo is engaged in a business categorized under the massive entertainment industry. Therefore, the availability of other forms of entertainment affects Nintendo's business. If consumer preferences shift to other forms of entertainment, it is possible that the video game market may shrink.

(5) Development of New Products
Although Nintendo continues to develop innovative and appealing products, in the field of computer entertainment, the development process is complicated and includes many uncertainties. Various risks involved are as follows:
① Despite the substantial costs and time needed for software development, there is no guarantee that all new products will be accepted by consumers due to ever shifting consumer preferences. As a result, development of certain products may be suspended or aborted.
② Hardware requires a long term development span. On the other hand, while technological advancements occur continuously, the possibility of inability to acquire the adequate technology which can be utilized in entertainment exists. Furthermore, in the case of a delayed launch, it is possible that market share cannot be secured.
③ Due to the nature of Nintendo products, actual development and distribution may significantly differ from initial projections.

(6) Competition in the Market
In the video game industry, it may become even more difficult to generate profit as more research and development fees and marketing expenses are demanded at the same time that price competition intensifies with giant enterprises competing in the video game market. As an outcome, Nintendo may find difficulty in maintaining or expanding its market share as well as sustaining profitability.

(7) Product Valuation and Adequate Inventory Securement
Short product life cycles and sharp increases in demand around the holiday season characterize the video game market. Although, production is targeted at the equilibrium point of supply and demand, accurate projections are extremely difficult to obtain, which may lead to the risk of excessive inventory. In addition, inventory obsolescence could have an adverse effect on Nintendo's operations and financial situation.

(8) International Activities and Overseas Business Expansion
Nintendo engages in business in territories other than Japan; they include The United States, Europe, Australia, and Asia. Expansion of business to these overseas markets involve risks such as ① unpredicted amendments of law or regulations, ② emergence of political or economical factors that prove to be a disadvantage, ③ inconsistency of multilateral taxation systems and diversity of tax law interpretation leading to a disadvantaged position, ④ difficulty of recruiting and securing human resources, ⑤ social disruption resulting from terrorist attacks, war, and other factors.

(9) Dependency on Outside Manufacturers
Nintendo commissions a number of certain outside manufacturers to produce key components or assemble finished products. In the event of their commercial failure, significant components or products may not be adequately provided. In addition, in periods of high demand, certain manufacturers may not have the capacity to provide the ordered amount of components. The lack of key components could lead to issues such as high pricing, insufficient supply, and quality control. This may impair the relationship between Nintendo and its customers.

(10) Limitations of Protecting Intellectual Property
Through the years, Nintendo has built up a variety of intellectual properties that can clearly be differentiated from other products in the market. In certain territories, counterfeit products are already circulating in the market, violating Nintendo's intellectual property rights. In the future, it may not be possible to fully protect its intellectual property.

(11) Defective Products
Nintendo products are manufactured based on quality control standards accepted in each worldwide region. Although, in the future, defective products may be discovered leading to a large-scale return request. In addition, defective products that require product liability compensation would create additional costs and leave Nintendo with an unfavorable reputation, adversely affecting its future performance and financial position.

(12) Litigation
Nintendo may be subject to litigation, disputes, or other legal proceedings relating to its domestic and overseas operations which could have an adverse effect on its business.

(13) Business Operations Affected by Seasonal Fluctuation
Since a major portion of demand is focused around the holiday season, Nintendo is subject to the impact of seasonal fluctuations. If the launch of key titles were to miss the period of high demand, it would have an adverse effect on Nintendo's business performance.

(14) Administration of Personal Information
Nintendo possesses personal information through its online membership service. If this information were to leak, it would adversely effect its future performance and financial position.

Report of Independent Auditor

To the Board of Directors and Shareholders of
Nintendo Co., Ltd.

We have audited the accompanying consolidated balance sheets of Nintendo Co., Ltd. and its subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for the years then ended, all expressed in Japanese Yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nintendo Co., Ltd. and its subsidiaries as of March 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Japan.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of the reader, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama PricewaterhouseCoopers
Kyoto, Japan
June 29, 2004

Consolidated Balance Sheets

As of March 31,	¥ Japanese Yen in Millions 2004	2003	$ U.S. Dollars in Thousands (Note 1) 2004	2003
Assets				
Current Assets				
Cash and cash equivalents	¥720,114	¥748,600	$6,858,231	$7,129,526
Short-term investments (Note 3)	64,531	8,316	614,581	79,201
Receivables -				
Notes and trade accounts receivable	28,493	49,085	271,366	467,480
Allowance for doubtful accounts	(3,028)	(5,463)	(28,843)	(52,035)
Inventories (Note 5)	30,955	104,525	294,811	995,473
Deferred income taxes (Note 8)	24,911	31,158	237,252	296,746
Other current assets	24,785	33,088	236,043	315,124
Total current assets	890,761	969,309	8,483,441	9,231,515
Property, Plant and Equipment				
Land	31,925	33,135	304,052	315,571
Buildings and structures	38,681	40,138	368,388	382,271
Machinery, equipment and automobiles	20,254	21,077	192,891	200,730
Construction in progress	-	7	-	69
Total	90,860	94,357	865,331	898,641
Accumulated depreciation	(35,775)	(34,988)	(340,717)	(333,221)
Property, plant and equipment - net	55,085	59,369	524,614	565,420
Investments and Other Assets				
Investments in securities (Note 3)	53,867	38,552	513,019	367,161
Deferred income taxes (Note 8)	9,190	14,712	87,520	140,116
Other assets	1,128	3,577	10,750	34,068
Total investments and other assets	64,185	56,841	611,289	541,345
Total	¥1,010,031	¥1,085,519	$9,619,344	$10,338,280

See notes to consolidated financial statements.

As of March 31,	¥ Japanese Yen in Millions 2004	2003	$ U.S. Dollars in Thousands (Note 1) 2004	2003
Liabilities and Shareholders' Equity				
Current Liabilities				
Notes and trade accounts payable	¥71,897	¥117,908	$684,735	$1,122,934
Accrued income taxes	11,165	38,913	106,335	370,605
Other current liabilities	30,185	29,229	287,472	278,369
Total current liabilities	113,247	186,050	1,078,542	1,771,908
Non-current Liabilities				
Non-current accounts payable	602	135	5,738	1,288
Reserve for employee retirement and severance benefits (Note 6)	3,993	7,071	38,024	67,340
Reserve for directors retirement and severance benefits	1,709	1,740	16,277	16,573
Total non-current liabilities	6,304	8,946	60,039	85,201
Minority Interests	232	153	2,213	1,460
Shareholders' Equity				
Common stock Authorized - 400,000,000 shares Issued and outstanding - 141,669,000 shares	10,065	10,065	95,861	95,861
Additional paid-in capital	11,584	11,584	110,326	110,326
Retained earnings	964,525	950,263	9,185,951	9,050,122
Unrealized gains on other securities (Note 3)	6,650	2,254	63,335	21,471
Translation adjustments	(15,677)	(2,275)	(149,314)	(21,674)
Total	977,147	971,891	9,306,159	9,256,106
Treasury stock, at cost 7,984,555 shares in 2004 and 7,334,448 shares in 2003	(86,899)	(81,521)	(827,609)	(776,395)
Total shareholders' equity	890,248	890,370	8,478,550	8,479,711
Total	¥1,010,031	¥1,085,519	$9,619,344	$10,338,280

See notes to consolidated financial statements.

Consolidated Statements of Income

Years ended March 31,	¥ Japanese Yen in Millions 2004	2003	$ U.S. Dollars in Thousands (Note1) 2004	2003
Net sales	¥514,409	¥503,748	$4,899,130	$4,797,600
Cost of sales (Notes 5 and 7)	306,873	308,124	2,922,593	2,934,516
Gross margin	207,536	195,624	1,976,537	1,863,084
Selling, general and administrative expenses (Note 7)	97,313	95,372	926,794	908,300
Operating income	110,223	100,252	1,049,743	954,784
Other income (expenses)				
Interest income	9,000	15,943	85,713	151,835
Foreign exchange gain (loss) - net	(67,877)	(22,620)	(646,444)	(215,430)
Gain on sales of investments in affiliates	-	19,082	-	181,735
Unrealized loss on investments in securities (Note 3)	(573)	(865)	(5,461)	(8,237)
Other - net	2,193	1,524	20,883	14,510
Income before income taxes and minority interests	52,966	113,316	504,434	1,079,197
Income taxes (Note 8)				
Current	12,299	45,019	117,132	428,750
Deferred	7,394	955	70,415	9,094
Total income taxes	19,693	45,974	187,547	437,844
Minority interests	79	75	753	713
Net income	¥33,194	¥67,267	$316,134	$640,640

Years ended March 31,	¥ Japanese Yen 2004	2003	$ U.S. Dollars (Note 1) 2004	2003
Per share information				
Net income (Note 2L)	¥246.93	¥482.15	$2.35	$4.59
Cash dividends (Note 2L)	140	140	1.33	1.33

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

¥

Years ended March 31, 2004 and 2003	Number of common shares in thousands	Common stock	Additional paid-in capital	Retained earnings	Unrealized gains on other securities	Translation adjustments	Treasury stock at cost
		Japanese Yen in Millions					
Balance, April 1, 2002	141,669	¥10,065	¥11,584	¥904,733	¥3,848	¥5,026	¥(181)
Net income				67,267			
Cash dividends				(21,249)			
Directors' bonuses				(170)			
Decrease in retained earnings due to exclusion of affiliate with equity method applied				(318)			
Unrealized gains on other securities					(1,594)		
Translation adjustments						(7,301)	
Net changes in treasury stock							(81,340)
Balance, March 31, 2003	141,669	10,065	11,584	950,263	2,254	(2,275)	(81,521)
Net income				33,194			
Cash dividends				(18,761)			
Directors' bonuses				(170)			
Loss on disposal of treasury stock				(1)			
Unrealized gains on other securities					4,396		
Translation adjustments						(13,402)	
Net changes in treasury stock							(5,378)
Balance, March 31, 2004	141,669	¥10,065	¥11,584	¥964,525	¥6,650	¥(15,677)	¥(86,899)

$

Years ended March 31, 2004 and 2003	Common stock	Additional paid-in capital	Retained earnings	Unrealized gains on other securities	Translation adjustments	Treasury stock at cost
	U.S. Dollars in Thousands (Note1)					
Balance, April 1, 2002	$95,861	$110,326	$8,616,502	$36,649	$47,862	$(1,721)
Net income			640,640			
Cash dividends			(202,369)			
Directors' bonuses			(1,619)			
Decrease in retained earnings due to exclusion of affiliate with equity method applied			(3,032)			
Unrealized gains on other securities				(15,178)		
Translation adjustments					(69,536)	
Net changes in treasury stock						(774,674)
Balance, March 31, 2003	95,861	110,326	9,050,122	21,471	(21,674)	(776,395)
Net income			316,134			
Cash dividends			(178,681)			
Directors' bonuses			(1,619)			
Loss on disposal of treasury stock			(5)			
Unrealized gains on other securities				41,864		
Translation adjustments					(127,640)	
Net changes in treasury stock						(51,214)
Balance, March 31, 2004	$95,861	$110,326	$9,185,951	$63,335	$(149,314)	$(827,609)

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years ended March 31,	¥ Japanese Yen in Millions 2004	2003	$ U.S. Dollars in Thousands (Note 1) 2004	2003
Cash Flows from Operating Activities				
Net income	¥33,194	¥67,267	$316,134	$640,640
Depreciation and amortization	3,328	4,712	31,698	44,881
Increase (decrease) in allowance for doubtful accounts	(1,956)	105	(18,626)	1,005
Increase (decrease) in reserve for employee retirement and severance benefits	(2,709)	2,885	(25,796)	27,474
Deferred income taxes	7,394	955	70,414	9,094
Foreign exchange loss (gain)	54,168	20,226	515,884	192,625
Unrealized loss on investments in securities	573	865	5,461	8,237
Gain on sales of investments in affiliates	-	(19,082)	-	(181,735)
Decrease (increase) in notes and trade accounts receivable	16,071	(4,841)	153,052	(46,106)
Decrease (increase) in inventories	70,805	(58,671)	674,336	(558,774)
Increase (decrease) in notes and trade accounts payable	(33,528)	(15,445)	(319,312)	(147,099)
Increase (decrease) in accrued income taxes	(27,647)	8,483	(263,305)	80,787
Other, net	380	(31,016)	3,609	(295,385)
Net cash provided by (used in) operating activities	120,073	(23,557)	1,143,549	(224,356)
Cash Flows from Investing Activities				
Payments for short-term investments	(128,035)	(199,149)	(1,219,378)	(1,896,660)
Proceeds from short-term investments	66,843	229,229	636,599	2,183,133
Payments for purchase of property, plant and equipment	(1,910)	(2,138)	(18,189)	(20,363)
Proceeds from sale of property, plant and equipment	1,681	365	16,006	3,474
Payments for investments in securities	(13,500)	(17,528)	(128,575)	(166,932)
Proceeds from investments in securities	5,014	8,659	47,752	82,467
Sales of business entities	1,009	17,266	9,605	164,435
Other, net	1,873	(615)	17,845	(5,853)
Net cash provided by (used in) investing activities	(67,025)	36,089	(638,335)	343,701
Cash Flows from Financing Activities				
Payments for purchase of treasury stock	(5,347)	(81,388)	(50,920)	(775,121)
Cash dividends paid	(18,746)	(21,233)	(178,532)	(202,218)
Other, net	4	-	36	-
Net cash provided by (used in) financing activities	(24,089)	(102,621)	(229,416)	(977,339)
Effect of exchange rate changes on cash and cash equivalents	(57,445)	(24,207)	(547,094)	(230,536)
Net increase (decrease) of cash and cash equivalents	(28,486)	(114,296)	(271,296)	(1,088,530)
Cash and cash equivalents at beginning of year	748,600	863,116	7,129,527	8,220,155
Decrease in cash and cash equivalents due to change in scope of consolidation	-	(220)	-	(2,099)
Cash and cash equivalents at end of year	¥720,114	¥748,600	$6,858,231	$7,129,526

Years ended March 31,	¥ Japanese Yen in Millions 2004	2003	$ U.S. Dollars in Thousands (Note 1) 2004	2003
Additional Cash Flow Information				
Interest paid	¥ 1	¥ 2	$ 5	$ 19
Income taxes paid	39,946	36,536	380,437	347,963

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended March 31, 2004 and 2003

Note 1. Basis of Presenting Consolidated Financial Statements

The accompanying consolidated financial statements are prepared from the consolidated financial statements issued in Japan for domestic reporting purposes. Nintendo Co., Ltd. (the "Company") and its subsidiaries in Japan maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law, and in conformity with generally accepted accounting principles and practices in Japan, which are different in certain respects from the application and disclosure requirements of International Financial Reporting Standards. Its overseas consolidated subsidiaries maintain their accounts in conformity with the generally accepted accounting principles and practices prevailing in the respective countries of domicile and no adjustment has been made to their financial statements in consolidation, as allowed under accounting principles and practices generally accepted in Japan.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing the accompanying consolidated financial statements, certain reclassifications have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements presented herein are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥105 to US$1, the approximate rate of exchange at March 31, 2004. These translations should not be construed as representations that the Japanese yen amounts have been, could have been or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

Note 2. Significant Accounting Policies

A. Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries (total 21 in 2004 and 2003) except for two. The equity method of accounting has been applied to one of the non-consolidated subsidiaries and to 7 affiliates (out of 9 in 2004 and 10 in 2003). The remaining subsidiary and affiliates are immaterial and investments in them are carried at cost in the accompanying consolidated balance sheets.

The principal consolidated subsidiaries and the principal affiliate for which the equity method of accounting was used for the year ended March 31, 2004 were as follows:

Consolidated subsidiaries	
Nintendo of America Inc.	Nintendo Australia Pty. Ltd.
Nintendo Benelux B.V.	Nintendo of Canada Ltd.
Nintendo España, S.A.	Nintendo of Europe GmbH
Nintendo France S.A.R.L.	
Affiliate	
The Pokémon Company	

All significant intercompany transactions, accounts and unrealized profits have been eliminated in consolidation.

The amounts of certain subsidiaries have been included on the basis of fiscal periods ended within three months prior to March 31.

B. Translation of Foreign Currency Items

In accordance with the Japanese accounting standard, short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the exchange rate in effect at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the statements of income to the extent that they are not hedged by forward exchange contracts.

With respect to financial statements of overseas subsidiaries, the balance sheet accounts are translated into Japanese yen at the exchange rates in effect at the balance sheet date except for shareholders' equity, which are translated at the historical rates. The average exchange rates for the fiscal period are used for translation of revenue and expenses. The differences resulting from translation in this manner are included in "Minority Interests" and "Translation adjustments" which are listed in Shareholders' Equity in the accompanying consolidated balance sheets.

C. Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposit which can be withdrawn on demand, time deposit with an original maturity of three months or less and certain investments. Investments are defined as those that are easily accessible, with little risk of fluctuation in value and the maturity date is within three months of the acquisition date.

D. Financial Instruments

Derivatives

All derivatives are stated at fair value, with changes in fair value included in net profit or loss for the period in which they arise.

Securities

Held-to-maturity debt securities are stated at cost after accounting for premium or discount on acquisition, which is amortized over the period to maturity.

Equity securities of non-consolidated subsidiary and affiliated companies with equity method non-applied are stated at cost.

Other securities for which market quotations are available are stated at fair value. Unrealized gains on other securities are reported as "Unrealized gains on other securities" in Shareholders' Equity at a net-of-tax amount, while unrealized losses on other securities are included in net profit or loss for the period.

Other securities for which market quotations are unavailable are stated at cost, determined by the moving average method except as stated in the paragraph below.

In case where the fair value of held-to-maturity debt securities, equity securities issued by non-consolidated subsidiaries and affiliates, or other securities has declined significantly and such impairment of the value is not deemed temporary, those securities are written down to the fair value and the resulting losses are included in net profit or loss for the period.

Under the Japanese accounting standard, trading securities and debt securities due within one year are presented as "current" and all the other securities are presented as "non-current."

E. Inventories

Inventories are stated at the lower of cost, determined by the moving average method, or market.

F. Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company and its consolidated subsidiaries in Japan compute depreciation by the declining balance method over the estimated useful lives. The straight-line method of depreciation is used for buildings, except for structures, acquired on or after April 1, 1998. Overseas consolidated subsidiaries compute depreciation of assets by applying the straight-line method over the period of estimated useful lives. Estimated useful lives of the principal assets are as follows:

Buildings and structures: 3 to 60 years

From the year ended March 31, 2004, the Company promptly adopted the new Japanese Accounting Standards for impairment on fixed assets. The effect on net profit or loss of this application is minor.

G. Income Taxes

Deferred income taxes are recorded to reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

H. Retirement and Severance Benefits and Pension Plan

The Company and certain consolidated subsidiaries are calculating the reserve for employee retirement and severance benefits with actuarially calculated amounts on the basis of the cost of retirement benefit and plan assets at end of fiscal year. Benefits under the plan are generally based on the current rate of base salary, length of service and certain other factors when the termination occurs.

Directors and corporate auditors customarily receive lump-sum payments upon termination of their services subject to shareholders' approval. The Company provides for the reserve for lump-sum severance benefits for directors and corporate auditors at the estimated amount required if all retired at the fiscal year-end.

I. Research and Development and Computer Software

Expenses relating to research and development activities are charged to income as incurred.

Computer software for the internal use included in other assets is amortized using the straight-line method over the estimated useful lives.

J. Leases

All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased assets to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

K. Appropriations of Retained Earnings

Appropriations of retained earnings are reflected in the consolidated financial statements for the following year upon shareholders' approval

L. Per Share Information

The computations of net income per share of common stock are based on the weighted average number of shares outstanding during each fiscal year. The average number of common stock used in the computation for the years ended March 31, 2004 and 2003 were 133,741 thousand and 139,162 thousand, respectively.

Cash dividends per share represent the amounts applicable to the respective years including dividends to be paid after end of the fiscal year.

Note 3. Short-term Investments and Investments in Securities

Other securities with market value included in Investments in securities as of March 31, 2004 and 2003 were as follows:

	¥ Japanese Yen in Millions			$ U.S. Dollars in Thousands (Note 1)		
As of March 31, 2004	Acquisition Cost	Book Value	Difference	Acquisition Cost	Book Value	Difference
Securities whose book value on the accompanying Consolidated Balance Sheet exceed their acquisition cost						
Equity securities	¥19,428	¥30,621	¥11,193	$185,024	$291,632	$106,608
Debt securities	1,071	1,073	2	10,200	10,217	17
Sub-Total	¥20,499	¥31,694	¥11,195	$195,224	$301,849	$106,625
Securities whose book value on the accompanying Consolidated Balance Sheet do not exceed their acquisition cost						
Equity securities	¥248	¥221	¥(27)	$2,363	$2,103	$(260)
Debt securities	3,293	3,281	(12)	31,363	31,248	(115)
Sub-Total	3,541	3,502	(39)	33,726	33,351	(375)
Total	¥24,040	¥35,196	¥11,156	$228,950	$335,200	$106,250

	¥ Japanese Yen in Millions			$ U.S. Dollars in Thousands (Note 1)		
As of March 31, 2003	Acquisition Cost	Book Value	Difference	Acquisition Cost	Book Value	Difference
Securities whose book value on the accompanying Consolidated Balance Sheet exceed their acquisition cost						
Equity securities	¥11,727	¥15,516	¥3,789	$111,687	$147,773	$36,086
Sub-Total	¥11,727	¥15,516	¥3,789	$111,687	$147,773	$36,086
Securities whose book value on the accompanying Consolidated Balance Sheet do not exceed their acquisition cost						
Equity securities	¥1,446	¥1,139	¥(307)	$13,767	$10,844	$(2,923)
Sub-Total	1,446	1,139	(307)	13,767	10,844	(2,923)
Total	¥13,173	¥16,655	¥3,482	$125,454	$158,617	$33,163

Book value of non-marketable securities in Short-term investments and Investments in securities as of March 31, 2004 and 2003 were summarized as follows;

As of March 31,	¥ Japanese Yen in Millions 2004	2003	$ U.S. Dollars in Thousands (Note 1) 2004	2003
(1) Held-to-maturity debt securities				
Commercial paper	17,375	8,266	165,476	78,725
(2) Other securities				
Preferred subscription certificate	11,000	11,000	104,762	104,762
Unlisted bonds	3,537	6,000	33,682	57,143

The aggregate maturities of Held-to-maturity debt securities in Short-term investments and Investments in securities as of March 31, 2004 and 2003 were as follows;

As of March 31,	¥ Japanese Yen in Millions 2004	2003	$ U.S. Dollars in Thousands (Note 1) 2004	2003
Due within one year	17,375	8,266	165,476	78,725
Due after one year through five years	7,890	6,000	75,146	57,143

Note 4. Derivatives

Only the Company enters into foreign exchange forward contracts and currency option contracts.

It is the Company's policy to enter into derivative transactions within the limits of foreign currency deposits, and not for speculative purposes.

The Company has foreign exchange forward contracts to reduce risk of exchange rate fluctuations and currency option contracts to reduce risk of exchange rate fluctuations and yield improvement of short-term financial assets.

Foreign exchange forward contracts and currency option contracts bear risks resulting from exchange rate fluctuations. Counterparties to derivative transactions are limited to high confidence level financial institutions. The Company does not anticipate any risk due to default.

Derivative transactions entered into by the Company are made only by the treasury department under approval by the president and a director in charge of those transactions.

The Company had no derivative contracts outstanding at March 31, 2004 and 2003.

Note 5. Inventories

Losses incurred from the application of the lower of cost or market valuation of inventories have been charged to cost of sales in the accompanying consolidated statements of income. These losses amounted to ¥9,492 million ($90,396 thousand) and ¥12,515 million ($119,189 thousand) for the years ended March 31, 2004 and 2003, respectively.

Note 6. Retirement and Severance Benefits and Pension Plan

The Company has a tax approved pension scheme and lump-sum severance payments plan which is a defined benefit plan. Certain consolidated subsidiaries have defined contribution plans as well as defined benefit plans. The Company and certain consolidated subsidiaries may also pay extra retirement allowance to employees who have distinguished services.

Retirement benefit obligations as of March 31, 2004 and 2003 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)	
As of March 31,	2004	2003	2004	2003
a. Retirement benefit obligation	¥(17,189)	¥(18,055)	$(163,701)	$(171,953)
b. Plan assets	11,429	9,053	108,847	86,220
c. Unfunded retirement benefit obligation	(5,760)	(9,002)	(54,854)	(85,733)
d. Unrecognized actuarial difference	1,698	1,118	16,172	10,652
e. Unrecognized prior service cost (decrease of obligation)	69	813	658	7,741
f. Reserve for employee retirement and severance benefits	¥(3,993)	¥(7,071)	$(38,024)	$(67,340)

Retirement benefit cost for the years ended March 31, 2004 and 2003 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)	
Years ended March 31,	2004	2003	2004	2003
a. Service cost	¥1,252	¥1,125	$11,924	$10,714
b. Interest cost	525	548	5,003	5,219
c. Expected return on plan assets	(149)	(255)	(1,419)	(2,431)
d. Amortization of actuarial difference	(1,267)	2,706	(12,069)	25,774
e. Amortization of prior service cost	(211)	218	(2,009)	2,073
f. Retirement benefit cost	150	4,342	1,430	41,349
g. Other	473	521	4,503	4,970
h. Total	¥623	¥4,863	$5,933	$46,319

Basis of calculation:

Year ended March 31, 2004

a. Method of attributing benefits to years of service:	**Straight-line basis**
b. Discount rate:	**1.0% to 6.1%**
c. Expected return rate on plan assets:	**0.0% to 8.0%**
d. Amortization years of prior service cost:	**Mainly fully amortized in the same fiscal year as incurred**
e. Amortization years of actuarial difference:	**Mainly fully amortized in the same fiscal year as incurred**

Year ended March 31, 2003

a. Method of attributing benefits to years of service:	**Straight-line basis**
b. Discount rate:	**1.0% to 6.5%**
c. Expected return rate on plan assets:	**0.0% to 8.0%**
d. Amortization years of prior service cost:	**One to ten years**
e. Amortization years of actuarial difference:	**Mainly fully amortized in the same fiscal year as incurred**

Note 7. Research and Development

Research and development costs incurred and charged to cost of sales, and selling, general and administrative expenses were ¥15,825 million ($150,715 thousand) and ¥14,599 million ($139,037 thousand) for the years ended March 31, 2004 and 2003, respectively.

Note 8. Income Taxes

The Company is subject to several Japanese taxes based on income, which, in the aggregate, result in a normal statutory tax rates of approximately 42% for the years ended March 31, 2004 and 2003.

Significant components of deferred tax assets and liabilities are summarized as follows:

As of March 31, 2004	¥ Japanese Yen in Millions	$ U.S. Dollars in Thousands (Note 1)
Deferred tax assets:		
Inventory - write-downs and elimination of unrealized profit	¥11,352	$108,114
Accrued expenses	9,264	88,227
Research and development costs	4,941	47,060
Unrealized loss on land	2,572	24,494
Reserve for employee retirement and severance benefits	1,657	15,781
Unrealized loss on investments in securities	1,417	13,496
Depreciation	1,351	12,862
Allowance for doubtful accounts	1,021	9,724
Other	8,149	77,611
Gross deferred tax assets	41,724	397,369
Valuation allowance	(1,276)	(12,154)
Total deferred tax assets	40,448	385,215
Deferred tax liabilities:		
Unrealized gains on other securities	(4,545)	(43,290)
Undistributed retained earnings of an overseas subsidiary	(1,114)	(10,606)
Other	(747)	(7,114)
Total deferred tax liabilities	(6,406)	(61,010)
Net deferred tax assets	¥34,042	$324,205

Reconciliation of the statutory tax rate and the effective income tax rate:

Year ended March 31, 2004	
Statutory tax rate	**42.0%**
Expenses not deductible for tax purposes	**0.4**
Extra tax deduction on expenses for research	**(1.4)**
Differences in consolidated foreign subsidiaries' tax rate	**(2.6)**
Other	**(1.2)**
Effective income tax rate	**37.2%**

As of March 31, 2003	¥ Japanese Yen in Millions	$ U.S. Dollars in Thousands (Note 1)
Deferred tax assets:		
Inventory - write-downs and elimination of unrealized profit	¥11,383	$108,409
Accrued expenses	10,426	99,294
Research and development costs	4,111	39,150
Accrued enterprise tax	3,417	32,547
Reserve for employee retirement and severance benefits	2,770	26,380
Unrealized loss on land	2,431	23,154
Allowance for doubtful accounts	1,829	17,423
Royalty expenses	1,436	13,675
Other	12,539	119,417
Gross deferred tax assets	50,342	479,449
Valuation allowance	(1,735)	(16,523)
Total deferred tax assets	48,607	462,926
Deferred tax liabilities:		
Unrealized gains on other securities	(1,541)	(14,675)
Undistributed retained earnings of an overseas subsidiary	(503)	(4,793)
Other	(706)	(6,723)
Total deferred tax liabilities	(2,750)	(26,191)
Net deferred tax assets	¥45,857	$436,735

Reconciliation of the statutory tax rate and the effective tax rate for the year ended March 31 2003 is excluded, since the difference is not more than five one-hundredth of the statutory tax rate.

Note 9. Leases

The Company and certain consolidated subsidiaries lease computer equipment and other assets. Total lease payments under finance leases not deemed to transfer ownership of the leased assets to the lessee for the years ended March 31, 2004 and 2003 were ¥282 million ($2,684 thousand) and ¥269 million ($2,559 thousand), respectively.

Pro forma information of leased assets under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis as of March 31, 2004 and 2003 was as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)	
As of March 31,	2004	2003	2004	2003
Acquisition cost	¥750	¥1,033	$7,140	$9,840
Accumulated depreciation	338	579	3,215	5,512
Net leased assets	¥412	¥454	$3,925	$4,328

Pro forma amounts of obligations under finance leases that do not transfer ownership of the leased assets to the lessee on an "as if capitalized" basis as of March 31, 2004 and 2003 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)	
As of March 31,	2004	2003	2004	2003
Due within one year	¥212	¥237	$2,025	$2,256
Due after one year	200	217	1,900	2,072
Total	¥412	¥454	$3,925	$4,328

The minimum rental commitments under noncancelable operating leases at March 31, 2004 and 2003 were as follows:

	¥ Japanese Yen in Millions		$ U.S. Dollars in Thousands (Note 1)	
As of March 31,	2004	2003	2004	2003
Due within one year	¥255	¥621	$2,433	$5,915
Due after one year	587	4,336	5,588	41,291
Total	¥842	¥4,957	$8,021	$47,206

Note 10. Litigation

The Commission of the European Communities announced to impose a fine of EUR149 million on October 30, 2002 referring that Nintendo's past trade practices in Europe until 1998 fell upon "limitation of competition within the EU common market" which is prohibited by Article 81 in the EU treaty.

The Company and its consolidated subsidiary found this fine to be unjustly high and appealed to the Court of First Instance of the European Communities on January 16, 2003. The legal procedure is now under way.

Note 11. Subsequent Events

At the annual general meeting held on June 29, 2004, shareholders of the Company approved the year-end cash dividends and directors' bonuses proposed by the Board of Directors of the Company as follows:

	¥ Japanese Yen in Millions	$ U.S. Dollars in Thousands (Note 1)
Year-end cash dividends, ¥70 ($0.67) per share	¥9,358	$89,123
Directors' bonuses	170	1,619

Note 12. Segment Information

A. Segment Information by Business Categories

Because the Company and its consolidated subsidiaries operate predominantly in one industry segment which accounts for over 90% of total net sales, operating income and assets, this information is not required.

B. Segment Information by Seller's Location

Year ended March 31, 2004	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
	¥ Japanese Yen in Millions						
Net sales and operating income							
Net sales							
Sales to third parties	¥137,240	¥250,274	¥120,129	¥6,766	¥514,409	-	¥514,409
Inter segment sales	224,071	1,751	4	-	225,826	¥(225,826)	-
Total net sales	361,311	252,025	120,133	6,766	740,235	(225,826)	514,409
Cost of sales and selling, general and administrative expenses	268,364	236,356	117,136	6,740	628,596	(224,410)	404,186
Operating income	¥92,947	¥15,669	¥2,997	¥26	¥111,639	¥(1,416)	¥110,223
Assets	¥854,882	¥145,820	¥43,026	¥2,374	¥1,046,102	¥(36,071)	¥1,010,031

Year ended March 31, 2004	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
	$ U.S. Dollars in Thousands (Note 1)						
Net sales and operating income							
Net sales							
Sales to third parties	$1,307,050	$2,383,559	$1,144,084	$64,437	$4,899,130	-	$4,899,130
Inter segment sales	2,134,008	16,672	39	-	2,150,719	$(2,150,719)	-
Total net sales	3,441,058	2,400,231	1,144,123	64,437	7,049,849	(2,150,719)	4,899,130
Cost of sales and selling, general and administrative expenses	2,555,843	2,251,008	1,115,585	64,188	5,986,624	(2,137,237)	3,849,387
Operating income	$885,215	$149,223	$28,538	$249	$1,063,225	$(13,482)	$1,049,743
Assets	$8,141,730	$1,388,764	$409,768	$22,612	$9,962,874	$(343,530)	$9,619,344

Year ended March 31, 2003	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
				¥ Japanese Yen in Millions			
Net sales and operating income							
Net sales							
Sales to third parties	¥131,398	¥245,724	¥121,172	¥5,454	¥503,748	-	¥503,748
Inter segment sales	350,886	2,397	20	-	353,303	¥(353,303)	-
Total net sales	482,284	248,121	121,192	5,454	857,051	(353,303)	503,748
Cost of sales and selling, general and administrative expenses	396,412	237,662	120,990	5,878	760,942	(357,446)	403,496
Operating income	¥85,872	¥10,459	¥202	¥(424)	¥96,109	¥4,143	¥100,252
Assets	¥924,056	¥166,493	¥85,153	¥3,907	¥1,179,609	¥(94,090)	¥1,085,519

Year ended March 31, 2003	Japan	The Americas	Europe	Other	Total	Eliminations or unallocated assets	Consolidated
				$ U.S. Dollars in Thousands (Note 1)			
Net sales and operating income							
Net sales							
Sales to third parties	$1,251,404	$2,340,225	$1,154,025	$51,946	$4,797,600	-	$4,797,600
Inter segment sales	3,341,775	22,831	188	-	3,364,794	$(3,364,794)	-
Total net sales	4,593,179	2,363,056	1,154,213	51,946	8,162,394	(3,364,794)	4,797,600
Cost of sales and selling, general and administrative expenses	3,775,350	2,263,448	1,152,285	55,988	7,247,071	(3,404,255)	3,842,816
Operating income	$817,829	$99,608	$1,928	$(4,042)	$915,323	$39,461	$954,784
Assets	$8,800,529	$1,585,650	$810,977	$37,219	$11,234,375	$(896,095)	$10,338,280

C. Sales for Overseas Customers

Year ended March 31, 2004	¥ Japanese Yen in Millions			
	The Americas	Europe	Other	Total
Sales for overseas customers	¥251,144	¥120,136	¥11,209	¥382,489
Consolidated net sales				¥514,409

Year ended March 31, 2003	¥ Japanese Yen in Millions			
	The Americas	Europe	Other	Total
Sales for overseas customers	¥246,879	¥121,181	¥9,178	¥377,238
Consolidated net sales				¥503,748

Year ended March 31, 2004	$ U.S. Dollars in Thousands (Note 1)			
	The Americas	Europe	Other	Total
Sales for overseas customers	$2,391,842	$1,144,157	$106,750	$3,642,749
Consolidated net sales				$4,899,130

Year ended March 31, 2003	$ U.S. Dollars in Thousands (Note 1)			
	The Americas	Europe	Other	Total
Sales for overseas customers	$2,351,233	$1,154,106	$87,409	$3,592,748
Consolidated net sales				$4,797,600

Common Stock Information

¥

Japanese Yen

Years ended March 31,	2004 High	2004 Low	2003 High	2003 Low
First Quarter	¥9,980	¥7,970	¥20,750	¥15,820
Second Quarter	10,690	8,630	17,760	13,330
Third Quarter	10,250	8,130	14,100	10,160
Fourth Quarter	11,420	9,720	11,890	8,580

$

U.S. Dollars[A]

Years ended March 31,	2004 High	2004 Low	2003 High	2003 Low
First Quarter	$95.05	$75.90	$197.62	$150.67
Second Quarter	101.81	82.19	169.14	126.95
Third Quarter	97.62	77.43	134.29	96.76
Fourth Quarter	108.76	92.57	113.24	81.71

The preceding table sets forth the high and low sale prices during Fiscal 2004 and 2003 for Nintendo Co., Ltd. common stock, as reported on the Osaka Stock Exchange, Section 1. Nintendo's stock is also traded on the Tokyo Stock Exchange, Section 1.

A: The amounts presented herein are stated in Japanese yen and have been translated into U.S. dollars solely for the convenience of readers outside Japan at the rate of ¥105 to US$1, the approximate rate of exchange at March 31, 2004.

Corporate Directory

Board of Directors

Chairman
Atsushi Asada*

President
Satoru Iwata*

Senior Managing Director
Yoshihiro Mori*
Shinji Hatano*
Genyo Takeda*
Shigeru Miyamoto*
Nobuo Nagai*

Managing Director
Masaharu Matsumoto
Eiichi Suzuki

Director
Kazuo Kawahara
Tatsumi Kimishima
Hiroshi Yamauchi

Corporate Auditor
Ichiro Nakaji
Minoru Ueda
Yoshiro Kitano
Katsuo Yamada
Naoki Mizutani

*Representative Director

As of June 29, 2004

Offices and Facilities

Corporate Headquarters
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : (075) 662-9600

Plants
Uji Plant
Uji Ogura Plant
Uji Okubo Plant

Offices and Distribution Centers
Tokyo Branch Office
Osaka Branch Office
Nagoya Office
Okayama Office
Sapporo Office
Tokyo Distribution Center
Nagoya Distribution Center

Principal consolidated subsidiaries [Overseas]

Nintendo of America Inc.
4820 150th Avenue N.E.
Redmond, WA 98052
U.S.A.
Tel : (425) 882-2040
Fax : (425) 882-3585

Nintendo Australia Pty. Ltd.
804 Stud Road Scoresby,
Victoria 3179,
Australia
Tel : 61-3-9730-9900
Fax : 61-3-9730-9922

Nintendo Benelux B.V.
Krijtwal 33, 3432 ZT
Nieuwegein,
The Netherlands
Tel : 31-30-6097100
Fax : 31-30-6051110

Nintendo of Canada Ltd.
110-13480 Crestwood Place
Richmond, B.C. V6V 2J9
Canada
Tel : (604) 279-1600
Fax : (604) 279-1649

Nintendo España, S.A.
Azalea, 1-Edificio D
Miniparc 1-El Soto de la Moraleja
28109 Alcobendas
Madrid, Spain
Tel : 34-91-788-6400
Fax : 34-91-788-6401

Nintendo of Europe GmbH
Nintendo Center
63760 Großostheim,
Germany
Tel : 49-6026-950-00
Fax : 49-6026-950-301

Nintendo France S.A.R.L.
Le Montaigne
6, boulevard de l'Oise
95031 Cergy Cedex
France
Tel : 33-1-34-35-46-00
Fax : 33-1-34-35-46-35

Branch offices [Overseas]

**Nintendo Benelux B.V.,
Belgium Branch**
Frankrijklei 31-33
B-2000 Antwerpen,
Belgium
Tel : 32-3-2247670
Fax : 32-3-2247676

Nintendo UK
Mansour House,
188 Bath Road, Slough
Berkshire SL1 3GA,
U.K.
Tel : 44-1753-472-777
Fax : 44-1753-472-750

Nintendo Italia
Via Pelizza da Volpedo 51/53
Cinisello Balsamo,
20092 Milano
Italy
Tel : 39-02-61117-100
Fax : 39-02-61117-201

Other consolidated subsidiaries

Domestic:
ND CUBE Co., Ltd.
Brownie Brown Inc.

Overseas:
NES Merchandising Inc.
NHR Inc.
HFI Inc.
SiRAS.com Inc.
Nintendo Technology Development Inc.
Nintendo Software Technology Corporation
Rare Acquisition Inc.
Nintendo Phuten Co., Ltd.
Nintendo Services USA, Inc.
Retro Studios, Inc.

Non-consolidated subsidiary with equity method applied

Overseas:
A/N Software Inc.

Non-consolidated subsidiary with equity method non-applied

Domestic:
Fukuei Co., Ltd.

Affiliated companies with equity method applied

Domestic:
The Pokémon Company
WARPSTAR, Inc.

Overseas:
Silicon Knights Inc.
iKuni Inc.
Pokémon USA, Inc.
iQue Ltd.
iQue (China) Ltd.

Affiliated companies with equity method non-applied

Domestic:
Ape inc.

Overseas:
Midway/Nintendo Inc.

Shareholder and Investor Information

Corporate Headquarters

Nintendo Co., Ltd.
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : (075) 662-9600

Nintendo Co., Ltd. Common Stock

Nintendo Co., Ltd.
common stock is listed on the Osaka Stock Exchange, Section 1 and the Tokyo Stock Exchange, Section 1.

Annual Meeting

The Annual Meeting of Shareholders for Fiscal 2004 was held on Tuesday, June 29, 2004 at Nintendo Co., Ltd. Kyoto, Japan.

Investor Relations

Securities analysts, institutional investors, and other members of the financial community requesting information about Nintendo Co., Ltd. should contact:

Mr. Yoshihiro Mori
Senior Managing Director
General Manager,
Corporate Analysis & Administration Division
Nintendo Co., Ltd.
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : (075) 662-9614
Fax : (075) 662-9544
E-mail: ymori@nintendo.co.jp

Public Relations

Mr. Reginald Fils-Aime
Executive Vice President,
Sales and Marketing
Mr. George Harrison
Senior Vice President,
Marketing & Corporate Communications
Nintendo of America Inc.
4820 150th Avenue N.E.
Redmond, WA 98052
U.S.A.
Tel : (425) 882-2040

Corporate Communication Department
Nintendo Co., Ltd.
11-1, Kamitoba hokotate-cho,
Minami-ku,
Kyoto 601-8501,
Japan
Tel : (075) 662-9600
Fax : (075) 662-9540

Independent Auditors

ChuoAoyama PricewaterhouseCoopers
Kyoto, Japan

Visit Nintendo
on the Internet at

http://www.nintendo.com